EXHIBIT 17.2



Subject:        K. N. Davis Intention to Leave Shannon Board
Date:           9/24/2004 6:15:56 AM Mountain Daylight Time
From:           kdavis@bentleylp.com
T0:     bcoady@shannon-intl.com
CC:     Dbrovarone@aol.com, artbrown@telus.net




Mr. Blair Coady
Chairman & CEO
Shannon International Resources
Calgary, Alberta, Canada

Dear Blair:

It is with deep regret that I advise you that I will not be presenting myself for reelection to the Shannon Board at the upcoming Annual General Meeting now planned for some time in October. I reserve the right to resign at an earlier date if actions to solve the Company's critical cash shortage are not taken immediately. Shannon has no cash, and the one sure thing that a Company's management cannot permit is for the Company to run out of funds needed to continue its operations.

Since late July, when you advised us that we were virtually out of cash, I have urged that a strong action plan be developed to obtain short term funds, probably by borrowing from one of several sources. In early August I offered to meet with you and some of our key investors to seek a loan, but I was told that the time was not right for that. Then the August vacation break arrived and nothing noticeable was done to secure cash through that whole month.

During September we have learned of additional needs for short term cash, such as the probability we will have to secure nearly $300 thousand U.S. by October 13 to be sure we will not be in default on our EDS Agreement (we may only have to put those funds in escrow, but we still would need the cash). In addition, we plan to spin off the Resource side of the business at the AGM, thus creating two companies that will each need funds when we have none at all on hand, and we have numerous outstanding bills from creditors which need to be paid very soon to avoid severe damage to our credit standing..

Yesterday I sent you a strong suggestion that on your upcoming trip to London, you seek a bridge loan of $1 million rather than trying to raise equity, which will take a much longer time to close than a loan. When I didn't hear back from you, I sent an urgent follow up e-mail late yesterday, but your only response was a voice mail which I first heard this morning, and it didn't even mention my "get a loan" e-mail of yesterday.

As long as I am still on the Board, I will continue to offer my ideas and assistance for securing the funds we need to keep the Company in operation and in pursuit of its business goals. I still believe strongly in Shannon's growth strategy, and I would like to do anything I can to help save the Company!

Sincerely yours,

/s/ Ken Davis
-------------
Kenneth N. Davis, Jr.
cc: Mr. Art Brown, Special Advisor to the Shannon Board